Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017

Revenues for the six months ended June 30, 2018 were $15.84 million, compared to $13.78 million in the six months ended June 30, 2017. Revenue growth in the Supply Chain division was primarily due to a 54% increase in sales to the Far East, and growth in the RFID and Mobile division was largely attributable to orders from both new and existing customers within the Israeli market.

Gross profit for the six months ended June 30, 2018 amounted to $3.2 million, compared to $2.9 million for the six months ended June 30, 2017. The increase in gross profit is attributable to the corresponding increase in revenues. Gross profit margin for the six months ended June 30, 2018 amounted to 20.3%, compared to 21.1% for the six months ended June 30, 2017. The decrease in gross profit is attributable primarily to the different product mix sold in the comparable periods.

Sales and marketing expenses for the six months ended June 30, 2018 were $1.85 million (11.6% of revenues), compared to $1.59 million (11.5% of revenues) in the six months ended June 30, 2017. The increase is mostly due to the following factors:

●	The increase in revenues resulted in higher commissions to the sales force, in the total amount of $85,000.

●	We incur a significant portion of our expenses in NIS. Such costs are mainly of salaries and the lease of our facilities and cars. The average exchange rate of the NIS and US$ for the first six months of year 2018 was 3.512, which was lower by 4.4% then the average exchange rate in the comparable period last year. Hence, sales and marketing for the first six months of 2018 increased by approximately $90,000 as compared to the six months ended June 30, 2017.

●	Management Service Agreement costs, as part of the acquisition of the business operations of iDnext, increased by $65,000 as compared to the six months ended June 30, 2017.

General and administrative expenses for the six months ended June 30, 2018 were $850,000, compared to $845,000 in the six months ended June 30, 2017.

As a result of the above, operating income in the six months ended June 30, 2018 amounted to $520,000, compared to $476,000 in the six months ended June 30, 2017.

Financial expenses for the six months ended June 30, 2018 were $123,000, compared to $163,000 in the six months ended June 30, 2017. The decrease is mainly attributed to the decrease in the interest rate o of long terms loans from 5.4% in June 30, 2017 to 3.35% in June 30, 2018.

Net income in the six months ended June 30, 2018 amounted to $397,000, compared to $313,000 in the six months ended June 30, 2017. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2018 was $0.12, compared to $0.10 net income per share in the six months ended June 30, 2017.

Liquidity and Capital Resources

As of June 30, 2018, we had $2.16 million in long-term bank loans, and current maturities of $479,000. Cash and cash equivalents as of June 30, 2018 amounted to $1.5 million. The Company had a positive working capital of $7.38 million as of June 30, 2018, and it is the Company's opinion that the current working capital is sufficient for the Company's present requirements.

On February 17, 2015 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA Global”) and on May 8, 2017 the Company entered into a SEDA with YA II PN Ltd. (together with YA Global, “YA”), for the sale of up to $1,300 and $2,000, respectively, of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a forty-month period for the 2015 SEDA and a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

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For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice).

Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2015 SEDA and 2017 SEDA, the Company issued to YA as a commitment fee 28,930 and 67,307 Ordinary Shares, respectively. The commitment fee is recorded as prepaid expenses and it is recorded as issuance expenses according to the consumption of the SEDA. As of June 30, 2018, the balance of those prepaid expenses was $112.

During the year 2017, the Company issued to YA 354,096 Ordinary Shares, for a total amount of $628.

During the six months ended June 30, 2018, the Company issued to YA 197,025 Ordinary Shares, for a total amount of $400.

In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities, which were used to pay Bank Leumi loans amounting to $2,976. The agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and by a floating charge on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future. As of June 30, 2018, the Company met the covenants set forth in the agreement. The loans will be paid in monthly equal installments for a period of 6 years.

We finance our activities by different means, including long-term loans, cash flows from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2018, our trade receivables' and trade payables' aging days were 94 and 61 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers' indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash provided by operating activities in the six months ended June 30, 2018 was $360,000, compared to $513,000 in the six months ended June 30, 2017.

Net cash used in investing activities in the six months ended June 30, 2018 amounted to $533,000, compared to $19,000 in the six months ended June 30, 2017. The increase is due to net cash used for investment in property and equipment, due to the renovation of our new logistic center.

Net cash provided by financing activities in the six months ended June 30, 2018 was $136,000, compared to $10,000 in the six months ended June 30, 2017. During the first six months of 2018 we raised through SEDA $384,000 net of issuance expenses compared to $382,000 in the comparable period last year. During the first six months of 2018 the payment of long term loans reduced to $248,000 from $372,000 in the comparable period last year. The reduction in loans payments attributed to loans agreement that the Company and its Israeli subsidiaries signed with Bank Beinleumi.

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